Filed by Computer Associates International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company: Sterling Software, Inc.
                                                   Commission File No. 333-30842

Contact: Doug Robinson, Investor Relations          Bob Gordon, Public Relations
         (631) 342-2745                             (631) 342-2391
         dougr@ca.com                               bobg@ca.com


                    COMPUTER ASSOCIATES EXTENDS TENDER OFFER
                           FOR STERLING SOFTWARE, INC.

ISLANDIA, N.Y., March 20, 2000 - - Computer Associates International, Inc. (CA) and Sterling Software, Inc. (SSW) announced today that Silversmith Acquisition Corp. (Silversmith), a wholly-owned subsidiary of CA, is extending its offer to acquire all outstanding shares of common stock of Sterling Software, Inc. until midnight, New York City time, on Monday, March 27, 2000. The extension is required to provide the United States Department of Justice time to review additional information and documents requested pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in conjunction with CA's ongoing tender offer.

As a consequence of the extension of the expiration date, holders of Sterling common stock may tender or withdraw shares until midnight, New York City time, Monday, March 27, 2000, unless the offer is further extended. The offer was previously scheduled to expire at midnight on Monday, March 20, 2000.

Based on the latest count of tendered shares, approximately 31,585,244 shares of Sterling Software, Inc. common stock have been tendered and not withdrawn pursuant to the tender offer.

The information agent for the offer is MacKenzie Partners, Inc. 156 Fifth Avenue, New York, N.Y. 10010, telephone: (800) 322-2885, facsimile: (212) 929-0308 or proxy@mackenziepartners.com.

Computer Associates International, Inc., the world's leading business software company, delivers the end-to-end infrastructure to enable eBusiness through innovative technology, services and education. CA has 18,000 employees worldwide and had revenue of $6.3 billion for the year ended December 31, 1999. For more information, visit www.ca.com.

Sterling Software is one of the world's leading software companies, providing software and services for the application development, business intelligence, information management, storage management, network management, Web management, VM systems management, and federal systems markets. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,800 employees in 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

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All trademarks, trade names, service marks and logos referenced herein belong to their respective companies.

                                      ----

We urge investors and security holders to read the following regarding the tender offer, including amendments that may be made to them, because they contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus and tender offer material.

- Computer Associates' Registration Statement on Form S-4 and Schedule TO, as amended, containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9, as amended.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.

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